120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707	Exhibit 99.3

Press release

Rio Tinto to move to compulsory acquisition of Riversdale

17 June 2011

Rio Tinto will move to compulsory acquisition of Riversdale Mining Limited (Riversdale) after Tata Steel today accepted all of its shareholding into Rio Tinto’s takeover offer for Riversdale.

Rio Tinto’s offer for Riversdale, made through Rio Tinto Jersey Holdings 2010 Limited (RTJ), has received an overwhelming level of support from Riversdale shareholders. As of this morning, Rio Tinto has acquired 99.74 per cent of all Riversdale shares, including Tata Steel’s 26.28 per cent stake.

Rio Tinto Energy chief executive Doug Ritchie said “This is a great outcome for Rio Tinto. The Riversdale acquisition reinforces our strategy of investing in and operating, long-life, cost-competitive mines and businesses with significant growth potential.

“We have already started to integrate Rio Tinto’s world-class operating and technical capability into the operations. We are determined to develop Riversdale’s assets in a sustainable, mutually beneficial manner for the people of Mozambique.”

RTJ now has a relevant interest in greater than 90 per cent of the issued capital of Riversdale and intends to compulsorily acquire the remaining shares in Riversdale (as foreshadowed in section 5.2 of RTJ’s Bidder’s Statement). As previously announced, Rio Tinto will seek to have Riversdale de-listed from the Australian Securities Exchange (ASX) after the Offer has ended.

The Offer, announced in December last year, closes today at 7.00pm (Sydney time).

The broker handling fees described in RTJ’s Third Supplementary Bidder’s Statement dated 10 March 2011 will be paid in accordance with the terms set out in that statement (a copy of which is available from both the ASX and Rio Tinto websites).

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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